     As Filed with the Securities and Exchange Commission on June 24, 1997.

                                                       Registration No. 33-88070
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                ----------------

                         POST-EFFECTIVE AMENDMENT NO. 2
                                  TO FORM SB-2
                             REGISTRATION STATEMENT
                       ON FORM S-3 REGISTRATION STATEMENT
                                     Under
                           THE SECURITIES ACT OF 1933

                                ----------------

                                 VIRAGEN, INC.

             (Exact name of registrant as specified in its charter)

                 Delaware                                      59-2101668
       (State or other jurisdiction of                     (I.R.S. Employer
        incorporation or organization)                    Identification No.)

                             2343 West 76th Street
                             Hialeah, Florida 33016

                                 (305) 557-6000

         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                ----------------

                                                         Copies to:

              Gerald Smith                         Mara K. Lerner, Esq.
              Viragen, Inc.                Atlas, Pearlman, Trop & Borkson, P.A.
         2343 West 76th Street           200 East Las Olas Boulevard, Suite 1900
        Hialeah, Florida 33016               Fort Lauderdale, Florida 33301
             (305) 557-6000                           (954) 763-1200

       ------------------------------------------------------------------
       Name, address, including zip code, and telephone number, including area code, of agent for service)

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box. [ ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________.

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ] _______.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said
Section 8(a), may determine.



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



                   Subject to Completion, dated June 24, 1997

PROSPECTUS

                                 VIRAGEN, INC.

                       22,703,455 Shares of Common Stock

         On August 14, 1995, certain stockholders (the "Selling Security Holders") of Viragen, Inc. (the "Company" or "Viragen") commenced to offer up to 22,703,455 shares ("Shares") of Common Stock, $.01 par value (the "Common Stock") of the Company, if at all, on a delayed basis, including shares previously issued upon conversion of Convertible Debentures issued by the Company and its affiliate, Cytoferon Corp. ("Cytoferon") (collectively referred to as the "Debentures"), upon exchange of other securities of Cytoferon, and to be issued upon conversion of the Company's Series A 10% Convertible Cumulative Preferred Stock (the "Series A Preferred Stock") or upon exercise of the Company's Common Stock Purchase Warrants (the "Warrants"). An aggregate of 11,636,167 shares of Common Stock were acquired by the Selling Security Holders in separate private placements during fiscal 1995 at either $.40 or $.60 per share, and the balance of the shares of Common Stock were issued or will be issued upon conversion of the aforementioned securities at prices below the current market price of the Common Stock of the Company. See "Sales by Selling Security Holders" and "Description of Securities."

          The Company's Common Stock is traded on the Nasdaq National Market ("Nasdaq-NM") under the symbol "VRGN," and on June 23, 1997, the closing price on Nasdaq-NM for the Common Stock was $2.75. There can be no assurances that a substantial trading market for the Company's Common Stock will be sustained in the future. At March 31, 1997, the net tangible book value of the Company's Common Stock was approximately $0.96 per share.

      THESE SECURITIES ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK.
                 SEE "HIGH RISK FACTORS" COMMENCING AT PAGE 5.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

            The original date of this Prospectus is August 14, 1995 This Prospectus is amended pursuant to a Post-Effective

                        Amendment dated __________, 1997

         The Selling Security Holders have advised the Company that they propose to sell the Shares, from time to time, publicly through broker-dealers or otherwise, and that such shares will be sold at market prices prevailing at the time of such sales or at negotiated prices. See "Selling Security Holders". The Company will not receive any of the proceeds from the sale of the Shares offered hereby by the Selling Security Holders except upon any exercise of the Warrants.

         The Company will pay all offering expenses for the offering, estimated at approximately $20,000, including (i) legal fees and expenses ($5,000); (ii) blue sky fees ($500); (iii) accounting fees and expenses ($5,000); (iv) printing expenses ($5,000); and (v) miscellaneous expenses ($4,500), but will not pay any discounts or commissions incurred by the Selling Security Holders in connection with the sale of their Shares.

                             AVAILABLE INFORMATION

         The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed by the Company may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511 and 7 World Trade Center, New York, New York 10048. Copies of such material may be obtained from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a web site on the internet that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission at http://www.sec.gov.

         This Prospectus, which constitutes part of a Registration Statement filed by the Company with the Commission under the Securities Act of 1933, as amended (the "Act"), omits certain information contained in the Registration Statement in accordance with the rules and regulations of the Commission. Reference is hereby made to the Registration Statement and to the exhibits relating thereto for further information with respect to the Company and the securities offered hereby.



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                               TABLE OF CONTENTS

AVAILABLE INFORMATION..............................................         2

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE..................         4

HIGH RISK FACTORS..................................................         6

THE COMPANY........................................................        12

USE OF PROCEEDS ...................................................        13

SALES BY SELLING SECURITY HOLDERS .................................        14

DESCRIPTION OF SECURITIES..........................................        22

LEGAL MATTERS......................................................        28

EXPERTS............................................................        28

INDEMNIFICATION....................................................        28


         The Common Stock of the Company is traded on the Nasdaq National Market ("NasdaqNM") under the symbol "VRGN." The last sale price of the Common Stock as reported by the Nasdaq-NM on June 23, 1997 was $2.75 per share.

         No person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with the offer contained in this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Selling Security Holders. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy the Shares offered hereby in




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any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. Neither the delivery of this Prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in the affairs of the Company since the date hereof.

         The Company will not receive any proceeds from the sale of Common Stock for the account of the Selling Security Holders except upon exercise of the Warrants. The Company has informed the Selling Security Holders that the anti-manipulative rules under the Exchange Act of 1934, and Regulation M may apply to their sales in the market and has furnished the Selling Security Holders with a copy of these rules. The Company has also informed the Selling Security Holders of the need for delivery of copies of this Prospectus in connection with any sale of securities registered hereunder.

                             ---------------------

THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OF ANY SECURITIES OTHER THAN THOSE TO WHICH IT RELATES OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, IN ANY JURISDICTION TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. THE DELIVERY OF THIS PROSPECTUS AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                             ---------------------


         The Company is subject to the informational requirements of the Securities Exchange Act of 1934 and, in accordance therewith, files reports and other information with the Securities and Exchange Commission.

         The Company has previously and intends to furnish its stockholders with annual reports containing audited financial statements and may distribute quarterly reports containing unaudited summary financial information for each of the first three quarters of each fiscal year.

               INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

         The following documents filed with the Commission are incorporated herein by reference:

         (a) Annual Report of the Company on Form 10-K for the fiscal year ended June 30, 1996 as amended by Form 10-K/A filed October 18, 1996 and Form 10-K/A-1 filed December 19, 1996.

         (b) The Company's Quarterly Report on Form 10-Q for the quarterly




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period ended September 30, 1996 as amended by Form 10-Q/A filed December 19,
1996.

         (c) The Company's Quarterly Report on Form 10-Q for the quarterly period ended December 31, 1996.

         (d) The Company's Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1997 as amended by Form 10-Q/A filed May 23, 1997.

         (e) The Company's Current Report on Form 8-K dated June 7, 1996, as amended by Form 8-K/A filed July 12, 1996 and Form 8-K/A-1 filed November 29, 1996.

         (f) The Company's Current Report on Form 8-K dated February 14, 1997.

         (g) The Company's Current Report on Form 8-K dated March 6, 1997.

         (h) The description of the Company's Common Stock contained in a registration statement filed under the Securities Exchange Act of 1934, as amended, including any amendment or report filed for the purpose of updating such description.

         (i) All reports and documents filed by the Company pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act shall be deemed to be incorporated by reference herein and to be a part hereof from the respective date of filing of such documents.

         Any statement incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document, which also is or is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus.

         The Company hereby undertakes to provide without charge to each person, including any beneficial owner, to whom a copy of the Prospectus has been delivered, on the written or oral request of any such person, a copy of any or all of the documents referred to above which have been or may be incorporated by reference in this Prospectus, other than exhibits to such documents. Written requests for such copies should be directed to Corporate Secretary, Viragen, Inc. at the Company's principal executive office, 2343 West 76th Street, Hialeah, Florida 33016, Telephone (305) 557-6000.



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

                               HIGH RISK FACTORS

         The securities offered hereby involve a high degree of risk. Prospective investors, prior to making an investment decision, should carefully consider the following risk factors:

HISTORY OF LOSSES AND RISKS OF NEWLY DEVELOPED BUSINESS

         From its inception through March 31, 1997, the Company has incurred operating losses. The net loss for the fiscal year ended June 30, 1996 was $4,672,271 and for the nine months ended March 31, 1997 was $3,332,159. At March 31, 1997, the Company had an accumulated deficit of $25,793,987. Although the Company has begun to expand its operations and has undertaken financings for its working capital and investing needs, there can be no assurance that the Company will be able to obtain regulatory approvals necessary for the commercialization of its natural human leukocyte alpha interferon product (the "Product") or be able to produce and market its Product on a profitable basis in the future. Results of operations in the future will be influenced by numerous factors including technological developments, regulatory costs and impediments, increases in expenses associated with sales growth, market acceptance of the Company's Product, the capacity of the Company to expand and maintain the quality of its Product, competition and the ability of the Company to control costs. There can be no assurance that revenue growth or profitability on a quarterly or annual basis can be obtained. Additionally, the Company will be subject to all the risks incident to a rapidly developing business with only a limited history of active operations, including unforeseen expenses, organizational difficulties, complications and delays, as well as other factors such as the possibility of competition with larger companies.

LACK OF FDA AND EU APPROVAL; ADDITIONAL FUNDING NEEDED; RISK OF SOLE PRODUCT

         The Product has not been approved by the U.S. Food and Drug Administration ("FDA") or the comparable European Union ("EU") regulatory authorities for use in the treatment of patients, and the Company was authorized to distribute the Product for its approved HIV/AIDS protocol, now concluded, pursuant to its Florida license under Florida Statute Section 499.018. The Company intends to seek FDA and EU approval of the Product for use in treating certain diseases. The Company will require extensive clinical trials in order to obtain FDA and EU approvals. The FDA and EU approval processes are unpredictable, and the process may take several years to obtain either FDA or EU approval. There is, however, no assurance that any FDA or EU approvals will be received at any time in the future. Further trials will also require significant additional funding in addition to the proceeds obtained from the financings previously undertaken. There is no assurance that such funding can be obtained on a cost feasible



                                       6

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basis to the Company.

         Commencing in December 1994, the Company received notifications from the Florida Department of Health and Rehabilitative Services ("HRS") (i) to postpone enrollment of new patients under Viragen's Florida Statute 499 Program until such time as the Company provided certain administrative reports to HRS and satisfied certain FDA inspection-related comments concerning the Company's manufacturing processes and facilities; and (ii) that the Company demonstrate that its previous production technology complies with FDA current Good Manufacturing Practices ("cGMP"). As a result of such notifications, changes in the Company's production technology which have resulted in the development of Viragen's Omniferon(TM) product and determination by the Company to establish new facilities in Scotland and elsewhere in the United States in proximity to its current facilities, the Company entered into a settlement with HRS which resulted in the discontinuation of Viragen's statutory 499 Program. There can be no assurances that the Company's current production technology and planned new facilities will comply with FDA or EU mandated cGMP standards.

         Additionally, Viragen's human leukocyte derived interferon product, Omniferon, (the "Product") is the Company's sole product and until such time as the Product achieves FDA and/or EU approval, the Company has no other sources of revenues. To the extent that the Product is the Company's only potential source of revenues, the failure to attain approval by the FDA and/or the EU would eventually result in the Company having to discontinue its operations.

COMPETITION

        Competition in the immunological and pharmaceutical products industry is intense. Competitors include major pharmaceutical, chemical, energy and food companies, some of which are already marketing genetically engineered alpha and beta interferon products for Multiple Sclerosis, cancer and viral treatments, and many of which are expanding into modern biotechnology. Competition is expected to increase in the future based upon the perceived potential commercial applications for such products. Various of Viragen's competitors have existing programs, FDA approved and commercially marketed products, or products in the FDA clinical trial process, more experience in research, development and clinical testing of pharmaceutical and biomedical products, and substantially greater financial, marketing and human resources than the Company.

RISK OF TECHNOLOGICAL OBSOLESCENCE

         The research and development of new biomedical products is characterized by rapid technological change, which can severely alter the production methods, cost, marketing and acceptance of biomedical products. There is no assurance that the Company will have the resources to keep pace with technological changes or that products developed by others will not adversely affect the commercial feasibility of products that Viragen may distribute.

GOVERNMENT REGULATION MAY AFFECT DEVELOPMENT AND DISTRIBUTION OF PRODUCT

         All pharmaceutical manufacturers are subject to extensive state and federal rules and regulations, and are required to maintain current Good Manufacturing Practices as promulgated under FDA guidelines. Additional rules and regulations are imposed by the EU. These rules and regulations are constantly changing and may serve to restrict in whole or in part the ability of the Company to produce and distribute its Product. If Viragen were not ultimately to achieve compliance with these rules and regulations, it would likely have a material adverse effect on the Company's activities and delay or preclude the development of commercially viable operations.

UNCERTAINTY OF HEALTH CARE REFORM MEASURES AND THIRD PARTY REIMBURSEMENT

         The Company's ability to successfully commercialize its products may depend in part on the extent to which reimbursement for the costs of such products and related treatments will be available from government health administration authorities, private health coverage insurers and other organizations. In September 1993, President Clinton announced a series of legislative and regulatory proposals aimed at reforming the health care system. Although the legislative and regulatory proposals have been tabled temporarily and while the Company cannot predict whether any such future legislative or regulatory proposals will be adopted, the pendency of such proposals could have a material adverse effect on the Company's ability to raise capital. Any such reform measures, if adopted, could adversely affect the pricing of therapeutic products in the United States or the amount of reimbursement available from United States governmental agencies or third party insurers and could materially adversely affect the Company in general.

         In both domestic and foreign markets, sales of the Company's Product will depend in part on the availability of reimbursement from third-party payors such as government health administration authorities, private health insurers and other organizations. Third-party payors are increasingly challenging the price and cost effectiveness of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products. There can be no assurance that the Company's Product will be considered cost effective or that adequate third-party reimbursement will be available to enable





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

the Company to maintain price levels sufficient to realize an appropriate return on its investment in product development. Legislation and regulations affecting the pricing of pharmaceuticals may change before the Company's Product is approved for marketing. Adoption of such legislation or regulations could further limit reimbursement for medical products and services.

RISK THAT PATENTS AND PROPRIETARY TECHNOLOGY MAY NOT PROVIDE PROPRIETARY PROTECTION

         The Company has pending a U.S. Patent application relating to interferon manufacturing technology and processes. Viragen intends to rely in part on certain proprietary technology in the production of the Product. There can be no assurances that such proprietary technology will enable the Company to manufacture its Product more efficiently and with greater efficacy so as to enable Viragen to compete effectively with other manufacturers of competitive immunological and pharmaceutical products. In addition, there is no assurance that others may not independently develop the same or superior technology to Viragen's technology. Furthermore, to the extent that Viragen's production of the Product is alleged to breach a third party's patents or proprietary technology, it could have an adverse impact on the Company, even if the Company were ultimately determined not to have breached such party's patents or proprietary technology. There can be no assurance that Viragen's pending patent application will be approved, and if granted, whether such patents will provide substantial protection to the Company.

RISKS OF TECHNOLOGY TRANSFERS

         One of the Company's proposed marketing strategies is to sell the right to use Viragen's technology and manufacturing protocols to third parties who will use them to produce the Product outside the United States. There can be no assurance that the Company's marketing program or the efforts of any brokers engaged to assist the Company will be commercially successful.

PRODUCT LIABILITY AND LIMITATIONS OF PRODUCT LIABILITY INSURANCE

         The Company may be subject to claims for personal injuries or other damages resulting from the Product. A successful claim could have a materially adverse effect on the Company. The Company maintains product liability insurance in the amount of $1,000,000 per occurrence and $2,000,000 in the aggregate, but there can be no assurance that such insurance will be available in the future at commercially acceptable rates or that such coverage will be adequate for the Company's purposes.





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
RELIANCE ON FOREIGN THIRD PARTY MANUFACTURER MAY DISRUPT OPERATIONS

        Viragen (Scotland) Ltd. ("VSL"), a wholly-owned subsidiary of Viragen (Europe) Ltd., a consolidated majority-owned subsidiary of the Company, has entered into a License and Manufacturing Agreement with The Common Services Agency of Scotland, an agency acting on behalf of the Scottish National Blood Transfusion Service ("SNBTS"). Use of an offshore manufacturer will not provide for fixed price U.S. denominated pricing, which could expose VSL to the risk of fluctuations in exchange rates of foreign currencies. In addition, reliance on such foreign manufacture is subject to all the risks of dealing with a foreign manufacturing facility including governmental regulations, tariffs, import and export restrictions, transportation and taxes and local health and safety regulations. Consummation of such foreign manufacturing arrangements could lead to disruption of the operations of the Company, product and service deficiencies, unanticipated and fluctuating expenses and revenues and sales and marketing dislocations that are beyond the Company's ability to control, and which may have a material adverse effect on the Company's business and operations.

RISK OF DEPENDENCE ON KEY PERSONNEL

         The Company's day-to-day operations are managed by its Chairman of the Board and President, Mr. Gerald Smith, its Chief Executive Officer, Robert H. Zeiger, its Executive Vice President and Chief Financial Officer, Mr. Dennis W. Healey, and its Executive Vice President, Mr. Charles F. Fistel. The Company has entered into employment agreements with Messrs. Smith, Zeiger, Healey and Fistel, which restrict competitive activities by them during the term of their agreements and for a two-year period thereafter. The Company's research and development projects are managed by its Chief Operating Officer, Dr. Jawahar Sawardeker, and its Vice-President, Research and Development, Dr. Joseph Morris. The Company has also entered into employment agreements with Drs. Sawardeker and Morris, which restrict competitive activities by them during the term of their agreements and for a two-year period thereafter. Although the Company intends to apply for "key man" life insurance on the lives of Messrs. Smith, Zeiger, Healey and Fistel and Drs. Sawardeker and Morris for its benefit in the amount of $1,000,000 each, the loss of their services would adversely affect the conduct of the Company's business. The Company's future success will depend in significant part on its ability to attract and retain additional skilled personnel in various phases of its operations.

NO DIVIDENDS ANTICIPATED TO BE PAID

         The Company has not paid any cash dividends on its Common Stock since its inception and does not anticipate paying cash dividends on its Common Stock in the foreseeable future. The future payment of dividends is directly dependent upon future earnings of the Company, the capital requirements of the Company, its financial requirements and other factors to be determined by the Company's Board of Directors. For the foreseeable future, it is anticipated that earnings, if any, which may be generated from the Company's operations will be used to finance the growth of the Company, and that cash dividends will not be paid to common stockholders.





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

POSSIBLE RESALES OF SECURITIES BY CURRENT STOCKHOLDERS AND DEPRESSIVE EFFECT ON MARKET

         As of March 31, 1997, there were 6,876,576 shares of the Company's Common Stock outstanding which were "restricted securities" as that term is defined by Rule 144 under the Securities Act of 1933 (the "Securities Act"). Such shares will be eligible for public sale only if registered under the Securities Act or if sold in accordance with Rule 144. Under Rule 144, a person who has held restricted securities for a period of one year may sell a limited number of shares to the public in ordinary brokerage transactions. Sales under Rule 144 may have a depressive effect on the market price of the Company's Common Stock due to the potential increased number of publicly held securities. The timing and amount of sales of Common Stock covered by the Registration Statement of which this Prospectus is a part, as well as such subsequently filed registration statement, could also have a depressive effect on the market price of the Company's Common Stock. In addition, the Company has registered 18,684,683 shares of the Company's Common Stock on behalf of certain selling stockholders.

USE OF PREFERRED STOCK TO RESIST TAKEOVERS; POTENTIAL ADDITIONAL DILUTION

         The Company's Certificate of Incorporation authorizes 1,000,000 shares of Preferred Stock, of which at June 20, 1997, 2,650 shares of Series A Preferred Stock, 9,495 shares of Series B Preferred Stock, 4,664 shares of Series C Preferred Stock, 11,450 of Series D Preferred Stock and 5,000 shares of Series E Preferred Stock were issued and outstanding. As provided in the Company's Certificate of Incorporation, Preferred Stock may be issued by resolutions of the Company's Board of Directors from time to time without any action of the stockholders. The Company anticipates issuing additional shares of Preferred Stock as part of its financing program. Such resolutions may authorize issuance of the Preferred Stock in one or more series and may fix and determine dividend and liquidation preferences, voting rights, conversion privileges, redemption terms and other privileges and rights of the shares of each authorized series. While the Company includes such Preferred Stock in its capitalization in order to enhance its financial flexibility, such Preferred Stock could possibly be used by the Company as a means to preserve control by present management in the event of a potential hostile takeover of the Company. In addition, the issuance of large blocks of Preferred Stock could possibly have a dilutive effect with respect to existing holders of Common Stock of the Company.





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
                                  THE COMPANY

         Viragen, Inc. was organized in December 1980 to engage in research, development and manufacture of certain immunological products for commercial application, particularly human leukocyte interferon, for antiviral and therapeutic applications and as anticancer agents. Viragen's primary product (the "Product") is a natural human leukocyte alpha interferon ("Natural Interferon"). Natural Interferon is a protein substance that inhibits malignant cell growth without materially interfering with normal cells. Natural Interferon stimulates and modulates the human immune system and, in addition, impedes the growth and propagation of various viruses. The Product is a natural product produced from human white blood cells. Alpha Leukoferon(TM) and Omniferon(TM) are the trade names for Viragen's Product in injectable form. The Company's Product has not been approved by the United States Food and Drug Administration ("FDA") or the European Union ("EU"), and there can be no assurances that approval of the Product will be obtained at any time in the future.

         The Company intends to seek to obtain FDA and EU approvals for various uses of its Omniferon product in the future. Such approval is expected to require several years of clinical trials and substantial additional funding. To date, Viragen has not distributed the Product other than for research and pursuant to its investigatory license from the Florida Department of Health and Rehabilitative Services, and until May 1993, Viragen had not actively operated due to insufficient funds. Viragen expects to concentrate its efforts in preparing, filing and processing its applications and obtaining approvals for its Product from the FDA and the EU. The Company has assembled an advisory committee consisting of scientists, medical researchers and clinicians to assist the Company in its applications to the FDA and the EU.

         The Company's majority owned subsidiary, Viragen (Europe) Ltd., acting through its wholly-owned subsidiary Viragen (Scotland) Ltd., entered into a License and Manufacturing Agreement with The Common Services Agency of Scotland (the "Agency") an agent acting on behalf of the Scottish National Blood Transfusion Service ("SNBTS"). Pursuant to such Licensing and Manufacturing Agreement, SNBTS on behalf of VSL, will assist in the manufacture of VSL's Omniferon product for exclusive distribution within the EU and non-exclusively worldwide in return for certain royalties and preferential access to the Product for Scottish Agency patients at preferential prices. The Agency has committed to assist in the manufacture of Omniferon in sufficient scale to accommodate the EU Clinical Trials and, subsequently, for limited commercial sales in amounts to be agreed upon by the parties. The Agency will also work with the Company in conducting studies relevant to Omniferon and cooperate with the Company to enable it to comply with the laws and regulations of the EU in connection with production, clinical trials and distribution of Omniferon.

         In June 1996, the Company entered into a Letter of Intent with the




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

American Red Cross - Biomedical Services Division. It is the Company's intention to form a strategic alliance with the American Red Cross focusing on joint research projects relating to the development of bloodderived products and processes including the Company's Omniferon product in the United States. The Company is currently negotiating the terms of the agreement establishing the scope of the relationship and respective obligations of the parties. The Company is also conducting negotiations with foreign governments and several international Red Cross organizations.

         Viragen's administrative office and research facilities are located at 2343 West 76th Street, Hialeah, Florida 33016 (Telephone No. (305) 557-6000; Facsimile No. (305) 364-8158). The Company intends to relocate its administrative offices in July 1997 to 865 Southwest 78th Avenue, Suite 100, Plantation, Florida 33324.

         Except for historical information contained herein, the matters set forth in this prospectus are forward looking and involve a number of risks and uncertainties. The Company's actual results could differ materially from those described for a variety of factors. Such factors could include, but are not limited to, those discussed in "High Risk Factors" and "Management's Discussion and Analysis" in the Company's Form 10K-A-1 Annual Report filed for the fiscal year ending June 30, 1996, as well as those discussed elsewhere in other public filings made by the Company with the Securities and Exchange Commission. Forward looking statements include the Company's statements regarding liquidity, anticipated cash needs and availability, and anticipated expense levels in "Management's Discussion and Analysis of Financial Condition and Results of Operations" including expected product clinical trial introductions, expected research and development expenditures, new facility completion dates and related anticipated costs. All forward looking statements included in this document are based on information available to the Company on the date hereof, and the Company assumes no obligation to update any such forward looking statements. It is important to note that the Company's actual results could differ materially from those in such forward looking statements.

                                USE OF PROCEEDS

         The Company will not receive any proceeds from the sale of Common
Stock for the accounts of the Selling Security Holders. There is included in the Registration Statement of which this Prospectus is a part 480,340 shares of Common Stock underlying warrants issued to consultants and 765,650 shares underlying warrants issued to the placement agent and its designees in connection with the Company's private placements. If all of the warrants sold to consultants were exercised at $.30/$.60 per share, the Company would receive proceeds of approximately $163,452, and if the warrants issued to the Company's placement agent and designees were exercised in their entirety at an exercise price of $.52 per Share, the Company would receive proceeds of approximately $398,138. Through June 20, 1997, exercise of a portion of such warrants has resulted in the receipt of proceeds in the amount of $186,591. Inasmuch as the Holders of all of the aforementioned Warrants have no obligation to exercise such Warrants, the Company is not in a position to evaluate when and if such derivative securities will ever be exercised and the amount of proceeds that may be realized therefrom. Accordingly, the Company is not able to allocate at this time the proceeds that may be received from the exercise of such derivative securities, and any proceeds realized will be utilized for working capital purposes, and the development of FDA and EU protocols and clinical trial programs. To the extent the proceeds of such exercise are not used immediately, they will be invested in certificates of deposit, savings deposits, other interest bearing instruments or will be left in the checking accounts of the Company.

                       SALES BY SELLING SECURITY HOLDERS

        The following table sets forth the name of each Selling Security Holder, the amount of shares of Common Stock held directly or indirectly by each holder on the original date of this Prospectus, the amount of shares of Common Stock to be offered by each such holder, the amount of Common Stock to be owned by each such holder following sale of such shares of Common Stock and the percentage of shares of Common Stock to be owned by each such holder following completion of such offering. On June 20, 1997, there were 42,532,786 shares of Common Stock of the Company outstanding.

Shares to
Name of Selling
Owned                                                               Shares               Shares to
Security Holder                           Number of                  to be               be Owned
Offering                                 Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
Tom Payne                                   848,997                 848,997                   0
Northlea Partners                           813,846                 813,846                   0
Broad & Cassel, PA                          523,548                 523,548                   0
Penfield Partners                           500,000                 500,000                   0
Harry Schwartz                              425,749                 425,749                   0
Laboratorios Andromaco                      355,845                 355,845                   0
Feron, Inc.                                 355,845                 355,845                   0
MDA Financial, Inc.                         348,756                 348,756                   0
Fundamental Growth Partners, Ltd.           344,589                 344,589                   0
Fundamental Resources, Ltd.                 344,589                 344,589                   0
Hedge Fund Partners, Ltd.                   344,589                 344,589                   0
Eugene DeBlasio                             338,333                 338,333                   0


                                                                    Shares               Shares to
Name of Selling                           Number of                  to be               be Owned
Security Holder                          Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
The Jaymee Company                          325,127                 325,127                   0
Laidlaw Equities, Inc.                      313,567                 313,567                   0
W. Richard Lueck                            305,903                 305,903                   0
Charles F. Fistel                           261,255                 261,255                   0
Moty Hermon                                 260,584                 260,584                   0
Susan Kaufman                               258,750                 258,750                   0
Avi & Irma Samuel, JTWROS                   250,000                 250,000                   0
Frederick Adler                             250,000                 250,000                   0
Katheryn Eckstein                           250,000                 250,000                   0
Peters Securities                           250,000                 250,000                   0
Roger D. Benson                             250,000                 250,000                   0
Richard M. Lilly/RM Lilly Trust             228,061                 228,061                   0
Jay Haft                                    220,744                 220,744                   0
Jaswant & Debra Pannu                       211,255                 211,255                   0
Wisdom Tree Associates LP                   208,333                 208,333                   0
Marvin Kogod                                191,906                 191,906                   0
Rueben Peters                               180,310                 180,310                   0
Avtar Sandhu                                177,922                 177,922                   0
Martin Kartagener                           177,922                 177,922                   0
Charles Evans                               175,355                 175,355                   0
James Warner and Keelin Hayden              173,769                 173,769                   0
Melvin Gershman                             168,811                 168,811                   0
Fundamental Associates, Ltd.                166,667                 166,667                   0
Uri Elias                                   166,667                 166,667                   0
Wellington Hill Financial, Inc.             166,667                 166,667                   0
Felix and Joyce Campos                      159,005                 159,005                   0
Arthur Gottman                              156,831                 156,831                   0
Kenneth M. Reichle, Jr.                     150,239                 150,239                   0
Irving Davies                               150,122                 150,122                   0
Eugene & Nazeli DeBlasio, JTWROS            150,000                 150,000                   0
Herbert F. Holin                            150,000                 150,000                   0
Robert M. Rosin                             146,072                 146,072                   0
Joel Friedman                               133,750                 133,750                   0
Robert W. Hill/RW Hill Trust                133,333                 133,333                   0
Aaron Priest                                125,000                 125,000                   0
Edward R. Falkner Profit Sharing Trust      125,000                 125,000                   0
Intergalactic Growth Fund, Inc.             125,000                 125,000                   0
LEF Investments, Inc.                       125,000                 125,000                   0
R & J Trust DTD: 7/1/93                     125,000                 125,000                   0
Sidelmar                                    125,000                 125,000                   0
Uzi Zucker                                  125,000                 125,000                   0
Vincent R. Keating                          125,000                 125,000                   0
Wesley Wood                                 125,000                 125,000                   0
Leonard Berke                               112,736                 112,736                   0
Tina D. and Richard M. Lilly                112,431                 112,431                   0


                                                                    Shares               Shares to
Name of Selling                           Number of                  to be               be Owned
Security Holder                          Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
Walter Smith & Kathleen King JTWROS         110,586                 110,586                   0
Gerald Richter                              106,282                 106,282                   0
Barry Shemaria                              104,167                 104,167                   0
Rozel International Holdings, Ltd           104,167                 104,167                   0
Steven Zenker                               102,500                 102,500                   0
Oscar Zimmerman                             101,875                 101,875                   0
Gary Waxman IRA                             100,000                 100,000                   0
James & Janet Jordan JTWROS                 100,000                 100,000                   0
Kevin J. Wiltz                              100,000                 100,000                   0
Eugene Mascarenhas                           96,169                  96,169                   0
Eric & Florence Stein, JTWROS                93,333                  93,333                   0
Hilaire & Sandra Fernandez                   88,961                  88,961                   0
Ritchie Jacobs                               88,961                  88,961                   0
Edward Falkner                               87,855                  87,855                   0
Michael & Martha Bushey, JTWROS              87,816                  87,816                   0
Edward Rosenthal                             87,739                  87,739                   0
Lee Hartzmark                                87,739                  87,739                   0
Dorris R. Dworkin                            87,622                  87,622                   0
Sidney Dworkin                               87,622                  87,622                   0
Phyllis Froimson                             87,622                  87,622                   0
James Shoke                                  87,428                  87,428                   0
Tina Lilly                                   84,347                  84,347                   0
Diamondback, Ltd.                            83,334                  83,334                   0
Dale R. Warren                               83,333                  83,333                   0
Donald E. Kaplan                             83,333                  83,333                   0
Gary & Carolyn Bodzin, TITE                  83,333                  83,333                   0
George Gayle Darville                        83,333                  83,333                   0
Heinz Gisin                                  83,333                  83,333                   0
Mark S. Block                                83,333                  83,333                   0
Nell A. Ramo                                 83,333                  83,333                   0
Radix Associates                             83,333                  83,333                   0
Ronald C. Smith                              83,333                  83,333                   0
Sandra & Jose Yglesias, JTWROS               83,333                  83,333                   0
Willoughby Holin and Rentner PSP             83,333                  83,333                   0
Amtech Services Defined Benefit Plan         81,250                  81,250                   0
Jerome Treisman                              78,668                  78,668                   0
Gilbert & Cristi Shapiro, JTWROS             77,814                  77,814                   0
Raymond & Margaret McKnight, JTWROS          77,814                  77,814                   0
Hymie Akst                                   75,236                  75,236                   0
Suzanne Schiller                             75,000                  75,000                   0
Jeffrey & Martha Pearl                       71,753                  71,753                   0
Christopher Rosman                           70,734                  70,734                   0
David Nuelle                                 70,734                  70,734                   0
Robert Peters                                70,734                  70,734                   0
Steven Helms                                 70,719                  70,719                   0


                                                                    Shares               Shares to
Name of Selling                           Number of                  to be               be Owned
Security Holder                          Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
Ray A. Eckstein                              62,847                  62,847                   0
Elizabeth A. Krause                          62,551                  62,551                   0
1520 Family Partners Ltd                     62,500                  62,500                   0
Adam L. Henick                               62,500                  62,500                   0
Anthony C. & Marilyn Dalessio, JTWROS        62,500                  62,500                   0
David T. Atkins IRA Plan #2                  62,500                  62,500                   0
G.R.P. Industries Inc.                       62,500                  62,500                   0
Glen Lebowitz                                62,500                  62,500                   0
H. James Catlin, Jr.                         62,500                  62,500                   0
James A. Schoke, ADMIN.                      62,500                  62,500                   0
James Blanchard                              62,500                  62,500                   0
Joan F. Forshew                              62,500                  62,500                   0
Josef & Shelley Patadis, JTWROS              62,500                  62,500                   0
Lawrence W. Mullman                          62,500                  62,500                   0
Michael E. & Martha L. Bushey, JTWROS        62,500                  62,500                   0
Michael G. Lucci--Revocable Living Trust     62,500                  62,500                   0
Michael Lilly                                62,500                  62,500                   0
Miller Advisory Corp. P/P/T                  62,500                  62,500                   0
Nannette Wasserman                           62,500                  62,500                   0
Robert G. Gottesman                          62,500                  62,500                   0
Ronald G. & Ellen Caravello, JTWROS          62,500                  62,500                   0
Sallie Felzen                                62,500                  62,500                   0
Sidelman, A Partnership                      62,500                  62,500                   0
Victor J. Scaravilli                         62,500                  62,500                   0
John & Vivian Scarmadella, JTWROS            60,000                  60,000                   0
Westin Investors PSP                         60,000                  60,000                   0
Garry Friedberg                              57,307                  57,307                   0
Ruth S.  Russ                                53,750                  53,750                   0
Manuel Iribar                                53,377                  53,377                   0
Dacia Marie Lueck                            52,638                  52,638                   0
Tiara Lynn Lueck                             52,638                  52,638                   0
Beverly Segal                                52,550                  52,550                   0
Roger H. Willoughby                          52,083                  52,083                   0
Francine Rodin                               50,000                  50,000                   0
Frank Merklein                               50,000                  50,000                   0
Hermina Rosenberg                            50,000                  50,000                   0
Louise Bassano                               50,000                  50,000                   0
Michael W. Pure                              50,000                  50,000                   0
Muriel Gottesman                             50,000                  50,000                   0
Phillip J. Schiller                          50,000                  50,000                   0
Than M. Jain                                 50,000                  50,000                   0
Vinod & Manju Joshi, JTWROS                  50,000                  50,000                   0
James D. & Judith A. Rentner, JTWROS         47,792                  47,792                   0
Beatrice Murphy & Kathy Griffin JTWROS       45,842                  45,842                   0
Harvey Polly                                 43,801                  43,801                   0

                                                                    Shares               Shares to
Name of Selling                           Number of                  to be               be Owned
Security Holder                          Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
Ramchandra & Rashmi Jakhotias, JTWROS        43,750                  43,750                   0
Cabell & Joyce Payne, JTWROS                 41,667                  41,667                   0
Dean Cundey, Trustee                         41,667                  41,667                   0
Donald Lipsy S.                              41,667                  41,667                   0
Gale K. Sostek                               41,667                  41,667                   0
Howard & Jill Schwartz, TITE                 41,667                  41,667                   0
Jose Luis Ferriz                             41,667                  41,667                   0
Nagia Elias                                  41,667                  41,667                   0
Patrick & Dawn Kearney Trustees              41,667                  41,667                   0
Larry Griffin                                41,666                  41,666                   0
Lawrence Hurwitz, MD Trustee                 41,666                  41,666                   0
Dolores Hartzmark                            37,500                  37,500                   0
Hans Pojer                                   36,324                  36,324                   0
Rolando & Maria Del Rio                      35,584                  35,584                   0
Kathy Griffin                                35,176                  35,176                   0
David & Adele Hast, JTWROS                   35,000                  35,000                   0
Michel Beno                                  35,000                  35,000                   0
Russel Anmuth                                33,334                  33,334                   0
Herbert & Marlia Josephart, TTEES            33,333                  33,333                   0
Max Silkowitz                                33,333                  33,333                   0
Charles and Patricia Goldsmith ,TITE         31,250                  31,250                   0
Daniel Abramson                              31,250                  31,250                   0
Elaine Schwartz                              31,250                  31,250                   0
James M. Goldfarb                            31,250                  31,250                   0
John C. & Joan C. Levine, JTWROS             31,250                  31,250                   0
Joseph & Hermina Rosenberg, JTWROS           31,250                  31,250                   0
Julius Krammer                               31,250                  31,250                   0
Michael G. & Eileen P. Smith, JTWROS         31,250                  31,250                   0
RFD Associates                               31,250                  31,250                   0
Richard & Robin Alman , JTWROS               31,250                  31,250                   0
Samuel A. & Carol Cassell, JTWROS            31,250                  31,250                   0
Steven & Kim Silvers, JTWROS                 31,250                  31,250                   0
Steven Silvers D.O., P.A.  Pension Plan      31,250                  31,250                   0
Irwin H. Blau                                30,000                  30,000                   0
Kevin E. Potter                              30,000                  30,000                   0
Alan Hartzmark Revocable Trust               25,000                  25,000                   0
Allan E. Glickman                            25,000                  25,000                   0
Barbara Akst                                 25,000                  25,000                   0
Brent Adamson                                25,000                  25,000                   0
Elliot Dworkin                               25,000                  25,000                   0
Izhr & Nitza Shy                             25,000                  25,000                   0
Lee Kaplan                                   25,000                  25,000                   0
Mark Schwartz                                25,000                  25,000                   0
Marvin Pastor                                25,000                  25,000                   0
Renee Nadel Trust                            25,000                  25,000                   0


                                                                    Shares               Shares to
Name of Selling                           Number of                  to be               be Owned
Security Holder                          Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
Ritchie and Estelle Jacobs                   25,000                  25,000                   0
Rosemary Valente, IRA                        25,000                  25,000                   0
Stanley & Marilyn Boyle, Trustees            25,000                  25,000                   0
Theodore J. & Edith Wins, JTWROS             25,000                  25,000                   0
Miriam J. Pearl, Trustee                     25,000                  25,000                   0
Timothy & Bryan Reed, JTWROS                 25,000                  25,000                   0
Varda & Moshe Yalon, JTWROS                  25,000                  25,000                   0
Janine P. Gia                                21,901                  21,901                   0
Jeffrey Polly                                21,901                  21,901                   0
Alfred B. Schuler                            20,833                  20,833                   0
Howard Gross PNCIRA Custodian                20,833                  20,833                   0
Peter & Bettle Kuzmick, JTWROS               20,833                  20,833                   0
Scott & Lisa Goldberg TITE                   20,833                  20,833                   0
Leonard R. Schenker                          20,000                  20,000                   0
Marian Heiser                                20,000                  20,000                   0
Seth Kaufman, Trustee                        20,000                  20,000                   0
Mark Alan Rosenberg                          18,000                  18,000                   0
Lee Collins                                  17,513                  17,513                   0
Andrew Sostek                                16,667                  16,667                   0
Bernard & Estelle Jacobs JTWROS              16,667                  16,667                   0
Jerry F. Nichols                             16,667                  16,667                   0
June Busby                                   16,667                  16,667                   0
Kenneth D & Janice B. Lent U/T/D             16,667                  16,667                   0
Richard Burack                               16,667                  16,667                   0
Sidney & Alene Workman, JTWROS               16,667                  16,667                   0
William Herbst, IRA                          16,667                  16,667                   0
Steven Sanders                               15,979                  15,979                   0
Michael Smith                                15,000                  15,000                   0
Phyllis Cohen                                15,000                  15,000                   0
Roberta Lamb                                 13,653                  13,653                   0
James R. Postinpack                          13,500                  13,500                   0
Anand V. Khandelwal                          12,500                  12,500                   0
Claude Memmi                                 12,500                  12,500                   0
Claude Wall                                  12,500                  12,500                   0
Daniel Shek                                  12,500                  12,500                   0
David & Muriel Kaufman, JTWROS               12,500                  12,500                   0
Michael G. & Susan A. Green, JTWROS          12,500                  12,500                   0
Mukesh & HemaxiBhatt, JTWROS                 12,500                  12,500                   0
Natwara Jethva                               12,500                  12,500                   0
Betty Smith                                  12,480                  12,480                   0
Donald Hagen                                 11,860                  11,860                   0
Carlson & Bales, P.A.                        11,738                  11,738                   0
Paul Abbey                                   10,861                  10,861                   0
Amanda B. Pearl                              10,000                  10,000                   0
Andrew Sroka                                 10,000                  10,000                   0


                                                                    Shares               Shares to
Name of Selling                           Number of                  to be               be Owned
Security Holder                          Shares Owned               Offered            After Offering
--------------                           ------------               -------            --------------
Govind K. Mehta                              10,000                  10,000                   0
James A. Baker                               10,000                  10,000                   0
Manuel V. Fernandez                          10,000                  10,000                   0
Martin Scharf                                10,000                  10,000                   0
Melvin Waxman                                10,000                  10,000                   0
Allen & Joan VanWinkle, TITE                  8,333                   8,333                   0
Ilyne Kobrin, SEP-IRA                         8,333                   8,333                   0
Lazlo Szekely                                 7,500                   7,500                   0
Mark Kogod                                    6,667                   6,667                   0
Bruce Hartzmark                               6,250                   6,250                   0
Hershel Krasnow                               6,250                   6,250                   0
Lal C. Jagetia                                6,250                   6,250                   0
Louis A. Horwitz                              6,250                   6,250                   0
Steven L. Wasserman                           6,000                   6,000                   0
Anil Jagetta                                  5,000                   5,000                   0
Ceaser Fraschilla                             3,000                   3,000                   0
Jeffrey Buick                                 2,083                   2,083                   0
Ann Greene                                    2,000                   2,000                   0
Bruce Kogod                                   1,667                   1,667                   0
Karen Kogod                                   1,667                   1,667                   0
                                         ----------              ----------
       Total                             22,703,455              22,703,455
                                         ==========              ==========



         An aggregate of 14,697 shares of Common Stock included in the shares of Common Stock listed above to be sold by Selling Security Holders are issuable upon exercise of 3,450 shares of Series A Preferred Stock of the Company issued in January 1984. See "Description of Securities-Preferred Stock."

         An aggregate of 7,716,213 shares of Common Stock were received upon conversion of convertible subordinated debentures and accrued interest of Cytoferon and are included in the shares of Common Stock listed above to be sold by the Selling Security Holders. These debentures were issued by Cytoferon in separate transactions between February 1993 and March 1994 and were convertible into Common Stock of the Company at a conversion price of $.30 per share. On September 30, 1994, these debentures were converted into Common Stock of the Company, at which time accrued interest on such debentures were converted into Common Stock of Viragen also at a conversion ratio at $.30 per share. There is also included above 1,367,120 shares received by the equity holders of Cytoferon upon termination of operations of Cytoferon. Between February 1993 and August 1994, the Company and Cytoferon entered into a series of stock purchase and management and marketing agreements which were subsequently terminated as a result of the Subsequent Agreement entered into in August 1994.

         In January 1994, the Company sold 1,000,000 Common Stock purchase warrants to Northlea Partners, Ltd. for $20,000 exercisable at $.30 per share as previously described. Under the terms of the agreement with Northlea Partners, Ltd., the Company repurchased 584,160 warrants resulting in warrants to purchase 415,840 shares of Common Stock remaining outstanding, all of which are currently exercisable. All of the shares underlying such warrants are included in the shares of Common Stock listed above to be sold by the Selling Security Holders.

         In August 1994, the Company completed its $3.5 million private placement offering of its Common Stock to accredited investors at $.40 per share resulting in the issuance of 8,919,000 shares. The offering was conducted by Laidlaw Equities, Inc. ("Laidlaw") which acted as the placement agent for the offering. In connection therewith, Laidlaw, in consideration for serving as the placement agent for such offering, received warrants to purchase 765,650 shares of Common Stock exercisable at $.52 per share. The purchase price for the Common Stock and the exercise price of the warrants issued to Laidlaw and its designees were the result of arms-length bargaining and represented approximately a 39% discount from the market price of the Common Stock at the time of agreement but in excess of the offering price of the Common Stock in such private offering. All of the shares of Common Stock included in such private offering and underlying the aforementioned warrants are included in the shares of Common Stock listed above to be sold by the Selling Security Holders.

         In December 1994, the Company completed a second private placement during its 1995 fiscal year of Common Stock at $.60 per share which enabled the Company to realize gross proceeds of $2,056,000 in consideration for the issuance of 3,426,667 shares of Common Stock. The offering price for the shares was determined by management of the Company and represented a discount of approximately 31% from the market price of the Company's Common Stock at the date of determination in October, 1994. All of the shares of Common Stock issued in such private offering are included in the shares of Common Stock listed above to be sold by the Selling Security Holders.

         In March 1995, the Company issued 64,500 Common Stock purchase warrants to Mr. Moty Hermon and designees in consideration for financial consulting services to be undertaken on behalf of the Company. The warrants are exercisable at $.60 per share and the exercise price was determined through arms-length negotiations with the consultant and represented a discount of approximately 34% from the market price of the Company's Common Stock at the date of the transaction. The shares of Common Stock underlying such warrants are listed above in the shares of Common Stock to be sold by the Selling Security Holders.

         The Company has agreed to pay for all costs and expenses incident to the issuance, offer, sale and delivery of the Common Stock, including, but not limited to, all expenses and fees of preparing, filing and printing the Registration Statement and Prospectus and related exhibits, amendments and supplements thereto and mailing of such items. The Company will not pay selling commissions and expenses associated with any such sales by the Selling Security Holders. The Company has agreed to indemnify the Selling Security Holders against civil liabilities including liabilities under the Securities Act of 1933. The Selling Security Holders have advised the Company that sales of shares of their Common Stock may be made from time to time by or for the accounts of the Selling Security Holders in one or more transactions in the over-the-counter market, in negotiated transactions or otherwise, at prices related to the prevailing market prices or at negotiated prices.

                           DESCRIPTION OF SECURITIES

         The Company is currently authorized to issue up to 75,000,000 shares of Common Stock, par value $.01 per share, of which 42,532,786 shares were outstanding as of June 20, 1997. The Company is also authorized to issue up to 1,000,000 shares of Preferred Stock, par value $1.00 per share, of which 2,650 shares of Series A Preferred Stock, 9,495 shares of Series B Preferred Stock, 4,664 shares of Series C Preferred Stock, 11,450 shares of Series D Preferred Stock and 5,000 shares of Series E Preferred Stock were outstanding as of June 20, 1997.

COMMON STOCK

         Subject to the dividend rights of the holders of Preferred Stock, holders of shares of Common Stock are entitled to share, on a ratable basis, such dividends as may be declared by the Board of Directors out of funds, legally available therefor. Upon liquidation, dissolution or winding up of the Company, after payment to creditors and holders of Preferred Stock that may be outstanding, the assets of the Company will be divided pro rata on a per share basis among the holders of the Common Stock.

         Each share of Common Stock entitles the holders thereof to one vote. Holders of Common Stock do not have cumulative voting rights which means that the holders of more than 50% of the shares voting for the election of Directors can elect all of the Directors if they choose to do so, and, in such event, the holders of the remaining shares will not be able to elect any Directors. The By-Laws of the Company require that only a majority of the issued and outstanding shares of Common Stock of the Company need be represented to constitute a quorum and to transact business at a stockholders' meeting. The Common Stock has no preemptive, subscription or conversion rights and is not redeemable by the Company.

PREFERRED STOCK

         The Company is authorized to issue a total of 1,000,000 shares of Preferred Stock, par value $1.00 per share. The Preferred Stock may be issued by resolutions of the Company's Board of Directors from time to time without any action of the stockholders. Such resolutions may authorize issuances of such Preferred Stock in one or more series and may fix and determine dividend and liquidation preferences, voting rights, conversion privileges, redemption terms and other privileges and rights of the shares of each authorized series. While the Company includes such Preferred Stock in its capitalization in order to enhance its financial flexibility, such Preferred Stock could possibly be used by the Company as a means to preserve control by present management in the event of a potential hostile takeover of the Company. In addition, the issuance of large blocks of Preferred Stock could possibly have a dilutive effect with respect to the existing holders of Common Stock of the Company.

         Series A Preferred Stock

         The Company is authorized to issue 375,000 shares of Series A Preferred Stock. The Series A Preferred Stock was established by the Board of Directors in January 1984. Each share of Series A Preferred Stock is immediately convertible into 4.26 shares of Common Stock. Dividends on the Series A Preferred Stock are cumulative, have priority to the Common Stock and are payable in either cash or Common Stock, at the option of the Company.

         The Series A Preferred Stock has voting rights only if dividends are in arrears for five annual dividends. Upon such occurrence, the voting would be limited to the election of two directors. Voting rights terminate upon payment of the cumulative dividends. The Series A Preferred Stock is redeemable at the option of the Company at any time after expiration of ten consecutive business days during which the bid or last sale price for the Common Stock is $6.00 per share or higher. There is no mandatory redemption or sinking fund obligation with respect to the Series A Preferred Stock.

         Owners of the Series A Preferred Stock, of which there are eight record holders, will be entitled to receive $10.00 per share (plus accrued and unpaid dividends) before any distribution or payment is made to holders of the Common Stock or other stock of the Company junior to the Series A Preferred Stock upon liquidation, dissolution or winding up of the Company. If in any such event the assets of the Company distributable among the holders of Series A Preferred Stock or any stock of the Company ranking on a par with the Series A Preferred Stock upon liquidation, dissolution or winding up are insufficient to permit such payment, the holders of the Series A Preferred Stock and of such other stock will be entitled to ratable distribution of the available assets in accordance with the respective amounts that would be payable on such shares if all amounts payable thereon were paid in full.

         Series B Preferred Stock

         The Series B Preferred Stock (as represented by the stated value) are convertible into shares of Common Stock commencing August 21, 1996. The conversion price is equal to the lesser of 76.8% of the Average Market Price of the Common Stock at the time of conversion or $8.74. The percentage of the Average Market Price or the fixed conversion price which determines the conversion price of the Series B Preferred Stock is adjustable downward in the event a Triggering Event occurs. Should a Triggering Event occur, the percentage of the Average Market Price which determines the conversion price or the fixed conversion price for the Series B Preferred Stock will be reduced by the number of percentage points equal to two times the sum of the number of months (prorated) during which a Triggering Event exists. Should a Triggering Event occur subsequent to conversion of the Series B Preferred Stock, but prior to the sale of the Common Stock obtained upon conversion by the holder of the Series B Preferred Stock, then upon such holder's sale of such Common Stock, the Company will pay to the holder an amount equal to the Average Market Price of the Common Stock received upon conversion ending one trading day prior to such conversion, multiplied by two-hundredths (.02) times the sum of the number of months (prorated) during which a Triggering Event exists. At the option of the Company, such amount may be paid in Common Stock of the Company based on the Average Market Price of the Common Stock on the date prior to the sale of such shares of Common Stock issued upon conversion of the Series B Preferred Stock, or in cash provided that the Company is required to pay such amount in cash if the Triggering Event which occurred was the Company's failure to maintain the listing of the Common Stock on NASDAQ or other markets specified in the Certificate of Designations, Preferences and Rights of 5% Cumulative Convertible Series B Preferred Stock (the "Certificate of Designations").

         The Series B Preferred Stock provides for a cash dividend of 5% per annum of the stated value of the Series B Preferred Stock on a cumulative basis. Dividends accrue from the date of issuance and are payable quarterly commencing September 7, 1996 through and including the date on which the Series B Preferred Stock are converted. Subject to certain limitations provided in the Certificate of Designations, dividends may be paid at the Company's option in cash or Common Stock of the Company.

         Pursuant to the terms of the Certificate of Designations, the holders of the Series B Preferred Stock may not convert the Series B Preferred Stock, and the Company may not require the conversion of the Series B Preferred Stock or issue Common Stock of the Company in lieu of cash dividends attributable to the

Series B Preferred Stock or issue the Additional Shares in the event a Triggering Event occurs if, as a result thereof, the shares of Common Stock beneficially owned by any such holders (if their collective holdings would be aggregated under the Securities Exchange Act of 1934) would exceed 4.9% of the outstanding shares of Common Stock of the Company.

         Series C Preferred Stock

         The Series C Preferred Stock (as represented by the stated value) is convertible into shares of Common Stock of the Company by dividing the stated value of the Series C Preferred Stock by the average closing price of the Company's Common Stock over the five-day trading period ending on the day prior to conversion.

         At the option of the holder of the Series C Preferred Stock, up to 25% of such shares may be convertible, on or after 10 days from the date that the underlying shares of Common Stock have been registered with the SEC for public resale, into shares of the Company's Common Stock on the basis of one share of Series C Preferred Stock for shares of Common Stock equal in number to the amount determined by dividing $1,000 (representing the stated value thereof) by the closing price of the Company's Common Stock over the five-day trading period ending on the day prior to the conversion of the Series C Preferred Stock. An additional 25% of the Series C Preferred Stock will be convertible on or after the 30th, 60th and 90th day thereafter on a cumulative basis. The conversion price per share may not be less than $3.46 nor more than $7.00; provided, however, in the event the conversion price would be less than $3.46 but for such minimum conversion price, the difference between $3.46 and what the conversion price would have been except for such minimum price, multiplied by the number of shares of Common Stock issued upon conversion, will be paid to the holder in cash upon conversion. Any shares of Series C Preferred Stock which are outstanding on December 5, 1997 will be automatically converted into shares of Common Stock based on the conversion price at such time computed in accordance with the above procedure.

         The Series C Preferred Stock does not accrue any dividend. The Series C Preferred Stock has no voting rights, except as required by law and except that a majority of the outstanding Series B Preferred Stock is required to approve a consolidation, merger or reclassification of outstanding shares of the Series C Preferred Stock, and the approval of two-thirds of the outstanding Series B Preferred Stock is required to amend the Certificate of Designations.

         Series D Preferred Stock

         The Series D Preferred Stock (as represented by the stated value) is convertible into shares of Common Stock of the Company by dividing the stated value of the Series D Preferred Stock to be converted by the conversion price in effect at the time of conversion. The conversion price shall be calculated at 18% discounted from the average closing bid price of the Company's Common Stock, as reported by Bloomberg L.P., over the five-day trading period on the day prior to conversion. Notwithstanding the foregoing, the conversion price may not be more than $7.00 per share of Common Stock nor less than $2.00 per share of Common Stock (the "Floor"). In addition, the holder may not convert any Series D Preferred Stock during the conversion period if the conversion price, averaged over any rolling consecutive five-day trading period, falls below the Floor (a "Non-Converting Period"). Upon occurrence of the twenty-first Non-Converting Period, the holder shall thereafter have the right to convert, but the Company shall have the right to (i) pay to the holder cash equal to the amount originally paid by the holder for the outstanding Series D Preferred Stock to be converted plus 10% of such amount (the "Cash- Out Option"), or (ii) convert the outstanding Series D Preferred Stock held by the holder to be converted into the full amount of Common Stock to which the holder would be entitled at the conversion price irrespective of the Floor. Any Series D Preferred Stock remaining outstanding on February 5, 1999, will be automatically converted into shares of Common Stock on such date subject to certain limitations. The holder of the Series D Preferred Stock may not convert his/her shares if, as a result thereof, the shares of Common Stock beneficially owned by the holder will exceed 4.9% of the outstanding shares of Common Stock of the Company.

         The Series D Preferred Stock provides for a cash dividend of 6% per annum of the stated value of the Series D Preferred Stock on a cumulative basis. Dividends accrue from the date of issuance and are payable quarterly commencing March 31, 1997. Except as otherwise provided by law, the holders of Series D Preferred Stock do not have voting rights. Upon liquidation, dissolution or winding-up of the Company, no distribution may be made to the holders of shares of capital stock ranking junior to the Series D Preferred Stock unless, prior thereto, the holders of the Series D Preferred Stock shall have received $1,000 per share, plus an amount equal to declared and unpaid dividends thereon to the date of such payment. A vote of not less than two-thirds of the outstanding shares of Series D Preferred Stock is required to amend, alter, change or repeal the Series D Certificate of Designations.

          Series E Preferred Stock

         The Series E Preferred Stock (as represented by the stated value) is convertible into shares of Common Stock of the Company commencing May 11, 1997. The conversion price is the lesser of (i) the Average Market Price for the five
(5) consecutive trading days ending one (1) trading day prior to the date of the Conversion Notice multiplied by 85%, subject to adjustment, or (ii) $7.00, subject to adjustment. The percentage of the Average Market Price or the fixed conversion price which determines the conversion price of the Series E

Preferred Stock is adjustable downward in the event a Triggering Event occurs. Should a Triggering Event occur, the percentage of the Average Market Price which determines the conversion price or the fixed conversion price for the Series E Preferred Stock will be reduced by the number of percentage points equal to two times the sum of the number of months (prorated) during which a Triggering Event exists. Should a Triggering Event occur subsequent to conversion of the Series E Preferred Stock, but prior to the sale of the Common Stock obtained upon conversion by the holder of the Series E Preferred Stock, then upon such holder's sale of such Common Stock, the Company will pay to the holder an amount equal to the Average Market Price of the Common Stock received upon conversion ending one trading day prior to such conversion, multiplied by two-hundredths (.02) times the sum of the number of months (prorated) during which a Triggering Event exists. At the option of the Company, such amount may be paid in Common Stock of the Company based on the Average Market Price of the Common Stock on the date prior to the sale of such shares of Common Stock issued upon conversion of the Series E Preferred Stock, or in cash provided that the Company is required to pay such amount in cash if the Triggering Event which occurred was the Company's failure to maintain the listing of the Common Stock on NASDAQ or other markets specified in the Certificate of Designations.

         In the event the Selling Security Holder is unable to convert into shares of Common Stock the full amount of Series E Preferred Stock held by such Selling Security Holder at the conversion price by reason of the Company's failure to obtain Stockholder Approval (as defined herein) or a waiver thereof from the National Association of Securities Dealers, Inc. (the "NASD") as required by Rule 4460(i) of the NASD, then the Selling Security Holder shall be entitled to convert any or all of its Series E Preferred Stock at a conversion price equal to the lesser of (i) the Fixed Conversion Price, subject to adjustment as provided herein and (ii) the Average Market Price for the Common Stock for the five (5) consecutive trading days ending one trading day prior to the date of the Conversion Notice. As used in this paragraph, "Stockholder Approval" means the approval by a majority of the votes cast by the holders of shares of Common Stock (in person or by proxy) at a meeting of the stockholders of the Company (duly convened at which a quorum was present), or a written consent of holders of shares of Common Stock entitled to such number of votes given without a meeting, of the issuance by the Company of 20% or more of the outstanding Common Stock of the Company for less than the greater of the book or market value of such Common Stock on conversion of the Series E Preferred Stock, as and to the extent required under Section 4460(i)(1)(D) of the rules of the NASD (or any successor or replacement provision thereof).

         The Series E Preferred Stock provides for a dividend of 5% per annum of the stated value of the Series E Preferred stock on a cumulative basis. Dividends accrue from the date of issuance and are payable quarterly commencing April 1, 1997. Dividends may be paid in cash or, at the Company's option and subject to certain other conditions, in shares of Common Stock of the Company. Except as otherwise provided by law, the Holder of the Series E Preferred Stock does not have voting rights. Upon liquidation, dissolution or winding-up of the Company, no distribution may be made to the holder of shares of capital stock ranking junior to the Series E Preferred Stock unless, prior thereto, the Holder of the Series E Preferred Stock shall have received $1,000 per share, plus an amount equal to declared and unpaid dividends thereon to the date of such payment.

         Pursuant to the terms of the Certificate of Designations, the Securities Purchase Agreement and related Agreements, the Selling Security Holder may not convert the Series E Preferred Stock, and the Company may not require the conversion of the Series E Preferred Stock or issue Common Stock of the Company in lieu of cash dividends attributable to the Series E Preferred Stock or issue the Additional Shares in the event a Triggering Event occurs if, as a result thereof, the shares of Common Stock beneficially owned by the Selling Security Holder would exceed 4.9% of the outstanding shares of Common Stock of the Company.

                                 LEGAL MATTERS

         Certain legal matters in connection with the securities being offered hereby will be passed upon for the Company by Atlas, Pearlman, Trop & Borkson, P.A., 200 East Las Olas Boulevard, Suite 1900, Fort Lauderdale, Florida 33301. Members of that firm or members of their family own an aggregate of 37,000 shares of Common Stock of the Company.

                                    EXPERTS

         The consolidated financial statements of Viragen, Inc. incorporated by reference in the Viragen, Inc. Annual Report (Form 10-K/A-1) for the year ended June 30, 1996, have been audited by Ernst & Young LLP, Certified Public Accountants, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

                                INDEMNIFICATION

          Section 145 of the General Corporation Law of Delaware, under which jurisdiction the Company is incorporated, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys' fees) and, other than in respect of an action by or in the right of the corporation, against judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification of expenses may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the General Corporation Law of Delaware further provides that to the extent a director, officer, employee or agent of the corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

    Article VII of the By-Laws of the Company require the Company to indemnify its Directors and officers as follows:

    "The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees),judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, that in the case of an action or suit by or in the right of the corporation, (a) such person shall be indemnified only to the extent of his expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement thereof and not for any judgments, fines or amounts paid in settlement and (b) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

         Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the corporation.

         The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of the State of Delaware or of these By-Laws.

         The corporation's indemnity of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person may collect as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation or (ii) from such other corporation, partnership, joint venture, trust or other enterprise.

         Nothing contained in Article VII of the By-Laws, or elsewhere in the By-Laws, shall operate to indemnify any director or officer of such indemnification if for any reason contrary to law, either as a matter of public policy, or under the provisions of the Federal Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable state or federal law.

         For the purposes of Article VII, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporations so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity.

         Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

No dealer, salesperson or any other person has been authorized to give any information or to make any representations not contained in this Prospectus in connection with this offer made hereby. If given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter. This Prospectus does not constitute an offer to sell or a solicitation of any offer to buy any of the securities offered hereby in any circumstance in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any sale made hereunder shall under any circumstances create an implication that information herein is correct at any time subsequent to the date of this Prospectus.

                               -----------------

                               22,703,455 SHARES

                                OF COMMON STOCK






                                 VIRAGEN, INC.






                                   ----------

                                   PROSPECTUS

                                   ----------








                                  June __, 1997

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.   Other Expenses of Issuance and Distribution.
           --------------------------------------------

         The following table sets forth the estimated expenses, all of which are being paid by the Company, in connection with this offering.

         Legal fees and expenses                                       5,000.00*
         Blue sky qualification fees
              and expenses                                               500.00*
         Accounting fees and expenses                                  5,000.00*
         Printing expenses                                             5,000.00*
         Miscellaneous                                                 4,500.00*
                                                                     -----------
         Total                                                       $20,000.00*

*Estimated

Item 15.   Indemnification of Directors and Officers.
           ------------------------------------------

         Section 145 of the General Corporation Law of Delaware, under which jurisdiction the Company is incorporated, empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise. A corporation may indemnify against expenses (including attorneys' fees) and, other than in respect of an action by or in the right of the corporation, against judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. In the case of an action by or in the right of the corporation, no indemnification of expenses may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action was brought shall determine that, despite the adjudication of liability, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper. Section 145 of the General Corporation Law of Delaware further provides that to the extent a director, officer, employee or agent of the corporation has been successful in the defense of any action, suit or proceeding referred to above or in the defense of any claim, issue or matter therein, he or she shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him or her in connection therewith.

         Article VII of the By-Laws of the Company require the Company to indemnify its Directors and officers as follows:

         "The corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (including any action or suit by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such suit, action or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, provided, however, that in the case of an action or suit by or in the right of the corporation, (a) such person shall be indemnified only to the extent of his expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement thereof and not for any judgments, fines or amounts paid in settlement and (b) no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless, and only to the extent that, the Court of Chancery of the State of Delaware or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Any indemnification hereunder (unless required by law or ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in this Article. Such determination shall be made (1) by the Board of Directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders of the corporation.

         The indemnification provided herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any statute, by-law, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

         The corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under the provisions of the General Corporation Law of the State of Delaware or of these By-Laws.

         The corporation's indemnity of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall be reduced by any amounts such person may collect as indemnification (i) under any policy of insurance purchased and maintained on his behalf by the corporation or (ii) from such other corporation, partnership, joint venture, trust or other enterprise.

         Nothing contained in Article VII of the By-Laws, or elsewhere in the By-Laws, shall operate to indemnify any director or officer of such indemnification if for any reason contrary to law, either as a matter of public policy, or under the provisions of the Federal Securities Act of 1933, the Securities Exchange Act of 1934, or any other applicable state or federal law.

         For the purposes of this Article, references to "the corporation" include all constituent corporations absorbed in a consolidation or merger as well as the resulting or surviving corporations so that any person who is or was a director, officer, employee or agent of such a constituent corporation or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise shall stand in the same position under the provisions of this Article with respect to the resulting or surviving corporation as he would if he had served the resulting or surviving corporation in the same capacity."

Item 16.   Exhibits.
           ---------

Exhibit           Description
-------           -----------


(2) Plan of acquisition, reorganization, arrangement, liquidation or succession

(2)(i)            Plan of Merger between Florida Immunological Institute, Inc.
                  and Vira-Tech, Inc., dated September 30, 1986 (incorporated by reference to the Company's registration statement on Form S-2, dated October 24, 1986, as amended File No. 33-9714 ("1986 Form S-2"), Part II, Item 16, 2.1)

(2)(ii) Articles of Merger of Florida Immunological Institute into Vira-Tech, Inc., dated September 30, 1986 (incorporated by reference to 1986 Form S-2, Part II, Item 16, 2.2)

(3)(i) Articles of Incorporation and By-Laws (incorporated by reference to the Company's registration statement on Form S-1, dated June 8, 1981, as amended, File No. 2-72691, "Form S-1", Part II, Item 30(b) 3.1 and 3.2)


(3)(ii) Amended Certificate of Incorporation(incorporated by reference to 1986 Form S- 2, Part II, Item 16, 4.2)

(4) Instruments defining the rights of security holders, including indentures

(4)(i) Certificate of Designation for Series A Preferred Stock, as amended (incorporated by reference to 1986 Form S-2, Part II,
                  Item 16, 4.4)

(4)(ii) Specimen Certificate for Unit (Series A Preferred Stock and Class A Warrant) (incorporated by reference to 1986 Form S-2,
                  Part II, Item 16, 4.5)

(4)(iii)          Omitted

(4)(iv)           Omitted

(4)(v)            Omitted

(4)(vi)           Omitted

(4)(vii)          Omitted

(4)(viii) Form of three year 8.5% Convertible Subordinated Debenture (incorporated by reference to the Company's Current Report on Form 8-K dated November 17, 1993)

(4)(ix) Form of Stock Option Agreement dated November 19, 1993, issued to Messrs. Dennis W. Healey and Peter D. Fischbein (incorporated by reference to the Company's Current Report on Form 8-K dated November 17, 1993)

(4)(x)            1995 Stock Option Plan

(4)(xi) Certificate of Designation for Series B Preferred Stock, (incorporated by reference to the Company's Current Report on Form 8-K dated June 7, 1996)

(4)(xii) 1997 Stock Option Plan (the "Company's Registration Statement on Form S-3)

(4)(xiii) Certificate of Designations Preferences and Rights for Series C Preferred Stock (incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 1997)

(4)(xiv) Certificate of Designations Preferences and Rights for Series D Preferred Stock (incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 1997)

(4)(xv) Certificate of Designations, Preferences and Rights for Series E Preferred Stock (incorporated by reference to the Company's Current Report on Form 8-K dated March 6, 1997)

(5) Opinion of Atlas, Pearlman, Trop & Borkson, P.A. as to the validity of the securities being registered

(10)              Material contracts (previously filed)

(10)(i) Research Agreement between the Registrant and Viragen Research Associates Limited Partnership dated December 29, 1983 (incorporated by reference to Medicore S-1, File No. 2-89390, dated February 10, 1984 ("Medicore S-1"), Part II,
                  Item 16(a)(10)(xxxiii))

(10)(ii) License Agreement between the Registrant and Viragen Research Associates Limited Partnership dated December 29, 1983 (incorporated by reference to Medicore S-1, Part II, Item 16
                  (a)(10)(xxxiv))

(10)(iii)         Omitted

(10)(iv)          Royalty Agreement between the Company and Medicore, Inc.
                  dated November 7, 1986 (incorporated by reference to the November 1986 Form 8-K, Item 7(c)(i))

(10)(v) Amendment to Royalty Agreement between the Company and Medicore, Inc. dated November 21, 1989 (incorporated by reference to the Company's Current Report on Form 8-K dated December 6, 1989, Item 7 (c)(i))

(10)(vi) Promissory Note from the Company to Medicore, Inc. dated August 6, 1991 (incorporated by reference to the Company's 1991 Form 10-K, Part IV, Item 10(a)(10)(xx))

(10)(vii) Loan Agreement between the Company and Medicore, Inc. dated January 31, 1991 (incorporated by reference to the Company's Current Report on Form 8-K dated February 26, 1991,
                  Item 7(c)(ii))

(10)(viii) Amendment to Loan Agreement between the Company and Medicore, Inc. dated August 6, 1991 (incorporated by reference to the Company's 1991 Form 10-K, Part IV, Item 14(a)(10)(xxi))

(10)(ix) Florida Real Estate Mortgage and Security Agreement from the Company to Medicore, Inc. dated August 6, 1991 (incorporated by reference to the Company's 1991 Form 10-K, Part IV,
                  Item 14(a)(10)(xxii))

(10)(x)           Omitted

(10)(xi)          Omitted

(10)(xii) Promissory Note to Equitable Bank dated August 2, 1991 (incorporated by reference to the Company's Quarterly Report on Form 10-Q for the second quarter ended June 30, 1991 ("June, 1991 Form 10-Q"), Part II, Item 6(a)(28)(i))

(10)(xiii) Mortgage and Security Agreement issued to the Equitable Bank dated August 2, 1991 (incorporated by reference to the Company's June, 1991 Form 10-Q, Part II, Item 6(a)(28)(ii))

(10)(xiv)         Acquisition Agreement between the Company and Medicore, Inc.
                  dated August 2, 1991 (incorporated by reference to the Company's 1991 Form 10-K, Part IV, Item 14(a)(10)(xxiii))

(10)(xv) Lease between the Company and Medicore, Inc. dated December 8, 1992 (incorporated by reference to the Company's Current Report on Form 8-K, dated January 21, 1993 ("January 1993 Form 8-K"), Item 7(c)(10)(i))

(10)(xvi)         Addendum to Lease between the Company and Medicore, Inc.
                  dated January 15, 1993 (incorporated by reference to the Company's January 1993 Form 8-K, Item 7(c)(10)(ii))

(10)(xvii) Agreement for Sale of Stock between the Company and Cytoferon Corp. dated February 5, 1993 (incorporated by reference to the Company's Current Report on Form 8-K, dated February 11, 1993, Item 7(c)(28))

(10)(xviii) Addendum to Agreement for Sale of Stock between the Company and Cytoferon Corp. dated May 4, 1993 (incorporated by reference to the Company's Current Report on Form 8-K dated May 5, 1993, Item 7(c)(28)(i))

(10)(xix) Amendment No. 2 to the Royalty Agreement between the Company and Medicore, Inc. dated May 11, 1993 (incorporated by reference to the Company's June 30, 1993 Form 10-K, Part IV,
                  Item 14(a)(10)(xix))

(10)(xx) Note and Mortgage Modification Agreement between the Company and Medicore, Inc. dated August 18, 1993 (incorporated by reference to the Company's June 30, 1993 Form 10-K, Part IV,
                  Item 14(a)(10)(xx))

(10)(xxi) Amendment No. 2 to the Loan Agreement between the Company and Medicore, Inc. dated August 18, 1993 (incorporated by reference to the Company's June 30, 1993 Form 10-K, Part IV,
                  Item 14(a)(10)(xxi))

(10)(xxii) Amendment to Acquisition Agreement between the Company and Medicore, Inc. dated August 18, 1993 (incorporated by reference to the Company's June 30, 1993 Form 10-K, Part IV,
                  Item 14(a)(10)(xxii))

(10)(xxiii) Marketing and Management Services Agreement between the Company and Cytoferon Corp. dated August 18, 1993 (incorporated by reference to the Company's June 30, 1993 Form 10-K, Part IV, Item 14(a)(10)(xxiii))

(10)(xxiv) Agreement for Sale of Stock between Cytoferon and the Company dated November 19, 1993 (incorporated by reference to the Company's current report on Form 8-K, dated November 12,
                  1993)

(10)(xxv) Employment Agreement between Gerald Smith and the Company dated November 19, 1993 (incorporated by reference to the Company's current report on Form 8-K, dated November 12,
                  1993) as amended by Modified Employment Agreement dated December 15, 1994

(10)(xxvi) Common Stock Purchase Warrant Agreement between Northlea Partners Ltd. and the Company dated January 6, 1994 (incorporated by reference to the Company's Current Report on Form 8-K, dated November 17, 1993)

(10)(xxvii) Management Consulting Agreement between the Company, Medvest, Inc. and Dr. John Abeles dated January 6, 1994 (incorporated by reference to the Company's Current Report on Form 8-K, dated November 17, 1993)

(10)(xxviii) Employment Agreement between Dennis W. Healey and the Company dated April 8, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994) as amended by Modified Employment Agreement dated December 15, 1994

(10)(xxx) Employment Agreement between Charles F. Fistel and the Company dated July 1, 1994 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1994) as amended by Modified Employment Agreement dated December 15, 1994

(10)(xxxi) Placement Agent Agreement and Common Stock Purchase Warrant issued to Laidlaw Equities, Inc. and designees

(10)(xxxii)       Amendment No. 1 to Agreement for Sale of Stock with Cytoferon

(10)(xxxiii)      Modified Sale of Stock and Stock Option Agreement with Peter
                  D. Fischbein(1)incorporated by reference to the Company's 1995 Form SB-2, Part II, Item 27(10)(xxxiii))

(10)(xxxiv) Agreement with Moty Hermon incorporated by reference to the Company's 1995 Form SB-2, Part II, Item 27(10)(xxxiv))

(10)(xxxv) Agreement with University of Nebraska Medical Center incorporated by reference to the Company's 1995 Form SB-2,
                  Part II, Item 27(10)(xxxv))

(10)(xxxvi) License and Manufacturing Agreement with Common Services Agency incorporated by reference to the Company's 1995 Form SB-2, Part II, Item 27(10)(xxxiv))

(10)(xxxvii) Agreed Motion for Consent Final Order and Settlement Agreement dated August 29, 1995 (incorporated by reference to the Company's June 30, 1995 Form 10-KSB)

(10)(xxxviii)     Agreement and Plan of Reorganization dated November 8, 1995 and Amendment thereto incorporated by reference to the Company's Post-Effective Amendment No. 1 to Registration
                  Statement on Form SB-2

(10)(xxxix) Private Securities Subscription Agreement dated June 7, 1996, and Registration Rights Agreement incorporated by reference to the Company's Current Report on Form 8-K dated June 7, 1996

(10)(xxxx) Employment Agreement between Charles F. Fistel and the Company dated July 1, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1996)

(10)(xxxxi) Stock Option Agreement between the Company and Fred D. Hirt dated August 2, 1996 (incorporated by reference to the Company's Annual Report on Form 10-K for the year ended June 30, 1996)

(10)(xxxxii) Form of Private Securities Subscription Agreement dated November 27, 1996 and related Registration Rights Agreement and Common Stock Purchase Warrant (incorporated by reference to the Company's Current Report on Form 8-K dated February 14, 1997)

(10)(xxxxiii)     Private Securities Subscription Agreement dated February 3,
                  1997 and related Regulation Rights Agreement, Common Stock
                  Purchase Warrant and related agreements (incorporated by reference to the Company's Current Report on Form 8-K dated
                  February 14, 1997)

(10)(xxxxiv) Securities Purchase Agreement dated as of December 31, 1996 and related Registration Rights Agreement (incorporated by reference to the Company's Current Report on Form 8-K dated March 6, 1997)

(21) Subsidiaries of the Registrant, incorporated by reference to the Company's June 30, 1996 Form 10-KA/1

(23)(i)           Consent of Ernst & Young LLP*

(23)(ii) Consent of Atlas, Pearlman, Trop & Borkson, P.A. (included as part of Exhibit (5))

--------------
* Filed herewith.

Item 17.   Undertakings.
           -------------

         (a)      The undersigned Company hereby undertakes:

                  (i) to file, during any period in which it offers or sells securities, a post-effective amendment to this Registration Statement to include any additional or changed material information on the plan of distribution;

                  (ii) that, for determining any liability under the Securities Act, treat each such post-effective amendment as a new Registration Statement of the securities offered at that time shall be deemed to be the initial bona fide offering thereof;

                  (iii) to file a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering; and

                  (iv) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's Annual Report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, as amended, the Company certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post-Amendment to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami and the State of Florida, on the 23rd day of June, 1997.



                                 VIRAGEN, INC.



                                 By:     /s/ Gerald Smith
                                         -------------------------------------
                                         Gerald Smith
                                         Chairman of the Board, Principal
                                         Executive Officer and President


                               POWER OF ATTORNEY

         Know all men by these presents, that each person whose signature appears below constitutes and appoints Gerald Smith and Dennis W. Healey or either of them, such person's true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for such person and in such person's name, place and stead, in any and all capacities (including such persons' capacity as a director and/or officer of Viragen, Inc.) to sign any and all amendments (including post-effective amendments pursuant to Rule 462(b) or otherwise) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each said attorney-in-fact and agent, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

         Pursuant to the requirements of the Securities Act of 1993, this Post-Effective Amendment to its Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                             Title                                                      Date
---------                             -----                                                      ----
/s/ Gerald Smith                      Chairman of the Board of Directors,
---------------------------------     Principal Executive Officer and
Gerald Smith                          President                                              June 23, 1997

/s/ Robert H. Zeiger                  Chief Executive Officer
---------------------------------     and Director                                           June 23, 1997
Robert H. Zeiger

/s/ Dennis W. Healey                  Executive Vice President,
---------------------------------     Treasurer, Principal Financial
Dennis W. Healey                      Officer and Director                                   June 23, 1997


/s/ Charles F. Fistel                 Executive Vice-President
---------------------------------     and Director                                           June 23, 1997
Charles F. Fistel

/s/ Jose I. Ortega                    Controller and Principal Accounting Officer            June 23, 1997
---------------------------------
Jose I. Ortega

/s/ Sidney Dworkin                    Director
---------------------------------
Sidney Dworkin                                                                               June 23, 1997

/s/ Peter D. Fischbein                Director
---------------------------------
Peter D. Fischbein                                                                           June 23, 1997

/s/ Jay M. Haft                       Director
---------------------------------
Jay M. Haft                                                                                  June 23, 1997

/s/ Fred D. Hirt                      Director
---------------------------------
Fred D. Hirt                                                                                 June 23, 1997

/s/ William B. Saeger                 Director
---------------------------------
William B. Saeger                                                                            June 23, 1997

/s/ Carl Singer                       Director
---------------------------------
Carl Singer                                                                                  June 23, 1997